Exhibit 99.2

September 14, 2015

Dear             ,

I wanted to personally inform you that today, Solera announced that it has entered into a definitive merger agreement with Vista Equity Partners, a leading private investment firm, and affiliated prestigious investors that include Koch Industries and Goldman, Sachs & Co. Upon completion of this transaction, Solera will once again operate as a privately-owned company.

Since our inception, we’ve remained committed to providing you, our valued customer and partner, with our world-class services and solutions. We’ve expanded to 78 countries, invested in over 35 companies, and built highly distinguished teams around the globe to create powerful technology platforms that help you to digitally manage the lifecycle of automobile and property ownership.

As we enter the next phase of our global expansion, becoming a private company will provide us with more operating freedom and flexibility than we have had as a public company. We believe these benefits will enable us to better support our customers and partners with our world-class services as well as with additional and faster proprietary innovation.

I will contact you over the next few days to discuss how we will make our partnership even stronger and more rewarding.

With extreme gratitude,

Tony Aquila

Founder, Chairman and CEO

Solera Holdings, Inc.

P.S. Please note that the closing of this merger is conditioned upon customary closing conditions, including the approval of Solera stockholders and required regulatory approvals. The merger is expected to close no later than the first calendar quarter of 2016.

Important Additional Information will be Filed with the SEC

In connection with the proposed merger, Solera intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a preliminary proxy statement on Schedule 14A. Following the filing of the definitive proxy statement with the SEC, Solera will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting of stockholders relating to the proposed merger. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT SOLERA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The proxy statement and other relevant materials (when available), and any and all documents filed by Solera with the SEC, may also be obtained for free at the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by Solera via Solera’s Investor Relations section of its website at www.solera.com or by contacting Solera’s Investor Relations Department at (817) 961-2097.

This document does not constitute a solicitation of a proxy, an offer to purchase or a solicitation of an offer to sell any securities. Solera and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Solera’s directors and executive officers is contained in Solera’s proxy statement dated October 6, 2014, previously filed with the SEC. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in Solera’s 2014 proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement to be filed by Solera in connection with the merger.